Exhibit 99.1

[LOGO of Stolt-Nielsen, S.A.]

Published: 16:47 03.01.2006 GMT+1 /HUGIN /Source: Stolt-Nielsen S.A. /OSE: SNI /ISIN: LU0062738231

Korean Fair Trade Commission Notifies Stolt-Nielsen Transportation Group of Cessation of Deliberations in Antitrust Investigation

London, England - January 3, 2006 - Stolt-Nielsen Transportation Group, a wholly owned subsidiary of Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange:
SNI) (the "Company"), announced today that it received a letter from the Korean Fair Trade Commission (KFTC) informing the Company that the Commission had ceased its deliberations in an investigation of cartel activity in the parcel tanker industry. The Company understands that the letter constitutes formal notice that the Commission has voted to close its investigation. The Company is pleased with the Commission's decision.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna. The Company also owns 25% of Marine Harvest, the world's largest aquaculture company.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which we operate; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products we transport; prevailing market rates for the transportation services we offer and the fish products we sell; the cost and feasibility of maintaining and replacing our older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; Stolt-Nielsen S.A.'s relationship with significant customers; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; the impact of laws and regulations; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.


Contacts:
Richard M. Lemanski
USA 1 203 625 3604
rlemanski@stolt.com

Jan Chr. Engelhardtsen
UK 44 20 7611 8972
jengelhardtsen@stolt.com